Exhibit 17(j)

Ivy Funds, Inc.

Supplement dated October 8, 2003
to Statement of Additional Information Dated July 1, 2003
(as Supplemented July 15, 2003)

The following information replaces the disclosure regarding fees paid by the Funds under the Accounting Services Agreement in the section entitled “Payments for Management, Accounting and Shareholder Services.”

As of July 1, 2003, under the Accounting Services Agreement, each Fund pays Waddell & Reed Services Company (WRSCO) a monthly fee of one-twelfth of the annual fee shown in the following table.

Accounting Services Fee

Average Net Asset Level	Annual Fee
(all dollars in millions)	Rate for Each Fund

From $0 to $9.9	$0
From $10 to $24.9	$11,500
From $25 to $49.9	$23,100
From $50 to $99.9	$35,500
From $100 to $199.9	$48,400
From $200 to $349.9	$63,200
From $350 to $549.9	$82,500
From $550 to $749.9	$96,300
From $750 to $999.9	$121,600
$1,000 and Over	$148,500

Plus, for each class of shares in excess of one, each Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly base fee.

Asset Based

Each Fund also pays monthly a fee paid at the annual rate of 0.01% or one basis point for the first $1 billion of assets with no fee charges for assets in excess of $1 billion. This fee may be voluntarily waived until Fund assets are at least $10 million.